Lazard World Dividend & Income Fund, Inc.

Sub-Item 77C (Matters submitted to a vote of security holders.)

The Annual Meeting of Stockholders was held on April 29, 2009, to vote on the following proposal. The proposal received the required number of votes of stockholders and was adopted.

Election of the following Directors:
Two Class III Directors (Ashish Bhutani and Richard
Reiss, Jr.), each to serve for a three-year term expiring at the 2012 Annual Meeting and until his successor is duly elected and qualified.

Director		    For		Withhold Authority
Ashish Bhutani		5,986,173	334,346
Richard Reiss, Jr.	6,162,094	158,425